EXHIBIT 99.1

Report of Independent Registered Public Accounting Firm

Plan Administrator

RTI Bargaining Unit Employee Savings and Investment Plan

We have audited the accompanying statements of net assets available for benefits in liquidation of RTI Bargaining Unit Employee Savings and Investment Plan (the “Plan”) as of July 28, 2017 and December 31, 2016, and the related statement of changes in net assets available for benefits in liquidation for the period January 1, 2017 to July 28, 2017. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, audits of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits in liquidation of the Plan as of July 28, 2017 and December 31, 2016, and the changes in net assets available for benefits in liquidation for the period January 1, 2017 to July 28, 2017, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 1 and 7 to the financial statements, the Benefits Management Committee terminated the Plan during the year ended December 31, 2016. In accordance with accounting principles generally accepted in the United States of America, the Plan is reported on the liquidation basis of accounting. Our opinion is not modified with respect to this matter.

/s/ Ciuni & Panichi, Inc.

Cleveland, Ohio
January 23, 2018

RTI BARGAINING UNIT EMPLOYEE SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS IN LIQUIDATION

JULY 28, 2017 AND DECEMBER 31, 2016

	2017	2016
ASSETS
Investments in RMI Titanium Master Trust, at fair value	$—	$3,570,520
Cash awaiting transfer	—	24,804,734
Notes receivable from participants awaiting transfer	—	1,395,460
Notes receivable from participants	—	18,545
Contributions receivable:
Employer	—	446

Total contributions receivable	—	446

Net assets available for benefits in liquidation	$—	$29,789,705

The accompanying notes are an integral part of these financial statements.

RTI BARGAINING UNIT EMPLOYEE SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS IN LIQUIDATION

FOR THE PERIOD JANUARY 1, 2017 TO JULY 28, 2017

2017
Net investment income from Master Trust	$361,303
Other Income	3,572
Interest income on notes receivable from participants	357

Total additions	365,232
Deductions:
Participants’ benefits paid	30,125,818
Administrative fees	29,119

Total deductions	30,154,937

Net decrease in net assets available for benefits in liquidation	(29,789,705)
Net assets available for benefits in liquidation:
Beginning of year	29,789,705

End of year	$—

The accompanying notes are an integral part of these financial statements.

RTI BARGAINING UNIT EMPLOYEE SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

JULY 28, 2017 AND DECEMBER 31, 2016

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The financial statements of the RTI Bargaining Unit Employee Savings and Investment Plan (the “Plan”) have been prepared in conformity with accounting principles generally accepted in the United States of America. The following are the significant accounting policies followed by the Plan.

ACCOUNTING METHOD

The financial statements of the Plan use the accrual method of accounting and have been prepared on the liquidation basis of accounting.

USE OF ESTIMATES

The preparation of the Plan’s financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make significant estimates that affect the reported amounts of net assets available for benefits in liquidation at the date of the financial statements, the changes in net assets available for benefits in liquidation during the reporting period, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

RISKS AND UNCERTAINTIES

Investments of the Plan are exposed to various risks, such as interest rate risk, market risk, and credit risk. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect investment assets reported in the Statements of Net Assets Available for Benefits in Liquidation and the Statement of Changes in Net Assets Available for Benefits in Liquidation.

CONTRIBUTIONS

Participant contributions were made through payroll deductions and were recorded as additions to net assets available for plan benefits in liquidation when the deduction was made. Participant contributions not yet deposited and amounts not yet funded by RTI International Metals, Inc. (the “Company” or the “Plan Sponsor”) are recorded as contributions receivable.

ADMINISTRATIVE EXPENSES

Administrative costs of the Plan were absorbed by the Plan Sponsor. However, the Plan permitted the Plan Sponsor to use forfeitures and revenue-sharing credits to reduce administrative expenses.

INVESTMENT FEES

Net investment returns reflect certain fees paid by the investment funds to their affiliated investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents. These fees were deducted prior to allocation of the RMI Titanium Master Trust (the “Master Trust”) investment earnings activity and related allocation to the Plan and thus are not separately identifiable as an expense.

NOTES RECEIVABLE FROM PARTICIPANTS

Notes receivable from participants were measured at their unpaid balance plus any accrued but unpaid interest. Delinquent participant loans were reclassified as distributions based upon the terms of the Plan document.

PAYMENT OF BENEFITS

Benefits were recorded when paid.

NOTES TO FINANCIAL STATEMENTS (continued)

RECENT ACCOUNTING STANDARDS

In February 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2017-06 that clarifies the presentation requirements for a plan’s interest in a master trust and requires more detailed disclosures of the plan’s interest in the master trust, as well as eliminating certain redundant disclosures related to 401(h) accounts. Specifically, ASU 2017-06: requires that a plan’s interest in a master trust and any changes in that interest be presented in separate line items in the statement of net assets available for benefits and the statement of changes in net assets available for benefits; removes the requirement to disclose the percentage interest in a master trust for plans with divided interest, requiring instead that the plans disclose the dollar amount of their interest in each general type of master trust assets; requires all plans to disclose the master trust’s other asset and liability balances and the dollar amount of the plan’s interest in those amounts; and removes the redundant investment disclosures related to 401(h) account assets in the health and welfare benefit plan’s financial statements. The provisions of ASU 2017-06 become effective for fiscal years beginning after December 15, 2018. The Plan has not yet adopted the provisions of ASU 2017-06.

NOTE 2 – FAIR VALUE MEASUREMENTS:

The FASB defines fair value as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based upon assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, ASC 820-10 establishes a three-tier fair value hierarchy that prioritizes the inputs utilized in measuring fair value as follows: (Level 1) observable inputs such as quoted prices in active markets; (Level 2) inputs other than the quoted prices in active markets that are observable either directly or indirectly; and (Level 3) unobservable inputs in which there is little or no market data and which requires the Plan to develop its own assumptions. This hierarchy requires the Plan to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

Following is a summary of the Plan’s financial assets and their respective levels within the fair value hierarchy as of December 31, 2016:

	Fair Value of Plan Assets
	Level 1	Level 2	Level 3	Investments at NAV as a Practical Expedient	Total
Mutual funds	$2,550,567	$—	$—	$—	$2,550,567
Arconic Common Stock	122,701	—	—	—	122,701
Alcoa Corporation Common Stock	61,824	—	—	—	61,824
Common/Collective Trust Fund	—	—	—	835,428	835,428

	$2,735,092	$—	$—	$835,428	$3,570,520

The Plan’s mutual funds, Arconic Inc. common stock and Alcoa Corporation common stock were classified within Level 1 of the fair value hierarchy because they were valued using quoted market prices. The Plan’s Common/Collective Trust Fund (“CCT”) was valued at Net Asset Value (“NAV”) as a practical expedient.

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 3 – INVESTMENTS:

The Plan invested in the Master Trust. The Master Trust invested in mutual funds, a CCT managed by Vanguard, Arconic Inc. common stock (NYSE: “ARNC”) and Alcoa Corporation common stock (NYSE: “AA”). Investments in mutual funds were managed by Fidelity Management Trust Company (“Fidelity”, the “Trustee” or the “Record Keeper”) and were valued at fair market value based on published quotations. Investment transactions were recorded as of the trade date. Investments in Arconic Inc. and Alcoa Corporation common stock were valued at fair market value based on published quotations. The CCT was valued at NAV as a practical expedient. Participants can obtain further information concerning the CCT from their separate audited financial statements. Interest income was recorded on the accrual basis. Dividends were recorded on the ex-dividend date. Realized gains/losses were recorded using an average cost basis for shares in the transaction.

COMMON COLLECTIVE TRUST FUND

During the period January 1, 2017 to July 28, 2017 and year ended December 31, 2016, the Plan held investments in Vanguard Retirement Savings (“VRS”), which is a CCT managed by Vanguard Fiduciary Trust Company (“VFTC”). The VRS provided for the collective investment of assets of tax-exempt pension and profit-sharing plans, primarily in a pool of investment contracts that were issued by insurance companies and commercial banks and in contracts that are backed by bond trusts that are selected by the VRS trustee.

The VRS was included at fair value on the Statements of Net Assets Available for Benefits in Liquidation based on the proportionate share of the ownership of the Plan’s participants.

INVESTMENTS IN PLAN TRUST

At July 28, 2017 and December 31, 2016, the Master Trust included funds of the RTI International Metals, Inc. Employee Savings and Investment Plan, the RTI Employee Savings and Investment Plan, and the RTI Bargaining Unit Employee Savings and Investment Plan.

At July 28, 2017 and December 31, 2016, master trust fund net assets allocated to the Plan totaled $0 and $3,570,520, respectively.

Fair values of investments in the Master Trust are as follows:

	2017	2016
At fair value as determined by quoted market prices:
Mutual funds	$—	$29,345,562
Arconic Inc. Common Stock	—	351,055
Alcoa Corporation Common Stock	—	148,845
At net asset value used as a practical expedient:
Common/collective trust fund	163	3,846,231

Investments in trust, at fair value	$163	$33,691,693

At July 28, 2017 and December 31, 2016, the Plan held 0% and 10.6%, respectively, of the Master Trust assets.

NOTES TO FINANCIAL STATEMENTS (continued)

The following presents the investment income (loss) of the Master Trust for the period January 1, 2017 to July 28, 2017:
2017
Net appreciation (depreciation) in fair value of investments:
Arconic Inc. Common Stock	$125,557
Alcoa Corporation Common Stock	38,665
Mutual funds	2,727,098
Dividends	151,962

Net investment income	$3,043,282

NOTE 4 – DESCRIPTION OF PLAN:

GENERAL

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions. Reference should be made to the Plan agreement for additional information concerning contributions, eligibility, income allocation, withdrawals, and other important features of the Plan.

The Plan, created on March 1, 1987, is a defined contribution plan covering full-time union represented employees who are at least 21 years of age, have completed three months of service, and are hourly employees of RTI’s subsidiaries, including RTI International Metals and RTI Tradco covered by the collective bargaining agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

On July 23, 2015, Alcoa Inc. acquired all of the outstanding common stock of the Company in a stock-for-stock transaction. Under the terms of merger, RTI shareholders received 2.8315 shares of Alcoa Inc. common stock for each share of RTI common stock.

On November 1, 2016, the former Alcoa Inc. was separated into two standalone, publicly-traded companies, Arconic Inc. and Alcoa Corporation, by means of a pro rata distribution of 80.1% of the outstanding common stock of Alcoa Corporation to Alcoa Inc. shareholders.

Effective December 31, 2016, all active Plan participants ceased participation in the Plan and their Plan balances were liquidated to Cash awaiting transfer to Arconic Inc. retirement plans. On January 3, 2017, the Plan completed the transfer of these active Plan participant balances, including $24,804,734 of cash and $1,395,460 of notes receivable from participants to Arconic Inc. retirement plans. These transfers were recorded as Participants’ benefits paid in the Statement of Changes in Net Assets Available for Benefits in Liquidation for the period January 1, 2017 to July 28, 2017.

During the period January 1, 2017 to July 28, 2017, the funds remaining in active participant balances were distributed and the Plan was liquidated.

The Benefits Management Committee is responsible for oversight of the Plan. The Benefits Management Committee, with assistance from professional advisors, determines the appropriateness of the Plan’s investments offerings and monitors investment performance.

NOTES TO FINANCIAL STATEMENTS (continued)

CONTRIBUTIONS

There are several types of contributions that can be added to a participant’s account: an employee salary deferral contribution, an employer matching contribution, an employer profit sharing contribution, and an employer qualified non-elective contribution. Participants may also contribute amounts representing rollover distributions from other qualified defined benefit or contribution plans.

Participants may contribute from 1% to 25% of their salaries through payroll deductions. Contributions are subject to limitations specified in the Internal Revenue Code (“IRC”). Contributions are directed by the participants into any one or all of the investment options. Changes in allocation of future contributions and transfers of presently invested contributions are permitted pursuant to the Plan document. Participants may change their elections of investment funds by calling the Record Keeper directly or by accessing their accounts via the internet.

The Company may make annual discretionary profit sharing contributions in an amount to be determined at Plan year end by the Board of Directors. Profit sharing contributions, if any, made to the Plan by the Company will be allocated to participant accounts in the ratio that the participant’s eligible compensation bears to the total eligible compensation paid to all eligible participants.

Generally, employees hired on or after October 15, 2003 will receive a non-discretionary employer matching contribution equal to 50% of the first 4% of employee contributions and a discretionary employer contribution of 2% of wages.

Employees newly hired, or rehired, on or after August 15, 2008 are subject to automatic enrollment provisions under the Plan. Unless an eligible employee makes an affirmative election otherwise, the employee’s deferral will be 3% of the employee’s eligible compensation for each payroll period in which the employee is an active participant. In addition, these participants are also subject to an automatic deferral increase of 1% annually, not to exceed 10% of eligible compensation, unless the participant affirmatively elects otherwise after receiving appropriate notice.

PARTICIPATION

Historically, an employee became a participant in the Plan on the first day of the month after completing three months of service and upon attaining age 21. Effective December 31, 2016, all active Plan participants ceased participation in the Plan and their Plan balances were liquidated to Cash awaiting transfer to Arconic retirement plans. As of July 28, 2017, all remaining assets of the Plan were distributed and the Plan was liquidated.

PARTICIPANTS’ ACCOUNTS

Allocations were based on participants’ compensation and/or account balances, as defined in the Plan document.

VESTING

Participants are immediately vested in their rollover contributions and voluntary contributions, plus actual earnings thereon. Vesting in the Company contributions portion of their accounts, plus actual earnings thereon, is based on years of continuous service. A participant is 100% vested after three years of credited service.

NOTES TO FINANCIAL STATEMENTS (continued)

PAYMENT OF BENEFITS

Participants or their beneficiaries are entitled to the full current value of their account in the Plan upon:

•	Retirement;

•	Termination of employment with the Company; or

•	Death

Upon termination of service other than by retirement, disability, or death, a participant will receive a lump sum payment if the total of his or her vested account balance does not exceed $1,000. If the vested account balance exceeds $1,000, the assets will generally be held in a trust until the participant’s normal or early retirement date.

Participants may also make written application for withdrawal of all or a portion of their account balance for certain limited situations qualifying as financial hardships under Internal Revenue Service (“IRS”) guidelines in effect at the time of the withdrawal.

NOTES RECEIVABLE FROM PARTICIPANTS

Loans were available to all participants subject to provisions set forth in the Plan document. Participants could borrow from their accounts a minimum of $1,000 up to a maximum equal to 50% of the then-existing vested account balance not to exceed $50,000 in any 12-month period. Loan repayment terms ranged from one month to five years unless the loan was for the purchase of their principal residence, in which case the loan repayment period could not extend beyond 10 years from the date of the loan and was secured by the balance in the participant’s account. Loans bore interest at rates that ranged from 4.25% to 10.25%, which were commensurate with the current market rate when made.

FORFEITURES

If a participant terminates his or her employment and is less than 100% vested in his or her share of the employer contributions, he or she will forfeit the non-vested portion of his or her employer contributions. Forfeited account balances are retained in the Plan and were first to be used to reduce administrative expenses. Any remaining amounts were used to reduce future employer contributions payable under the Plan. Forfeited account balances at July 28, 2017 and December 31, 2016 totaled $0 and $14,796, respectively. Forfeitures allocated to pay administrative expenses of the Plan during the period January 1, 2017 to July 28, 2017 totaled $15,980. Administrative fees of $381 were paid by Plan participants for transaction based fees.

REVENUE-SHARING CREDITS

The Plan earned revenue-sharing credits from certain investment funds. The revenue-sharing credits may be used to pay Plan expenses. The Plan had revenue-sharing credits at July 28, 2017 and December 31, 2016 of $0 and $8,941, respectively. Revenue-sharing credits allocated to pay administrative expenses of the Plan during the period January 1, 2017 to July 28, 2017 totaled $12,758.

ADMINISTRATION

The Plan was administered by the Plan Administrator (the “Administrator”). The Administrator established the rules and procedures and interpreted the provisions of the Plan. Administrative expenses of the Plan were paid by the Company when such expenses exceeded the revenue-sharing credits and the forfeited non-vested employer contributions under the termination provision.

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 5 – INCOME TAXES:

The Plan was operated under a prototype non-standardized 401(k) profit sharing plan prepared by Fidelity Management and Research Company. The prototype plan obtained its latest determination letter on March 31, 2014, in which the Internal Revenue Service stated that the prototype plan, as then designed, was in compliance with the applicable requirements of the IRC. The Administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date and no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America required plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan had taken an uncertain position that more likely than not would not be sustained upon examination by the taxing authorities. The Administrator analyzed the tax positions taken by the Plan and concluded that as of July 28, 2017, there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 6 – PARTY-IN-INTEREST:

Certain investments of the Plan were managed by the Trustee of the Plan. The Plan also invested in common stock of Arconic Inc. and Alcoa Corporation. In addition, the Plan issued loans to participants, which were secured by the balances in the participants’ accounts. Therefore, these related transactions qualified as party-in-interest transactions. All other transactions which may be considered party-in-interest transactions related to normal plan management and administrative services, and the related payment of fees.

NOTE 7 – PLAN TERMINATION:

In December 2016, the Benefits Management Committee approved a plan to terminate the Plan (the “Termination Plan”). The Termination Plan required the assets of active participants to be transferred to Arconic Inc. retirement plans and assets of inactive employees to be distributed thereafter. As of July 28, 2017, all remaining assets of the Plan were distributed and the Plan was liquidated.

Management determined that the liquidation of the Plan was imminent due to the decision to terminate the Plan and therefore applied the liquidation basis of accounting to the Plan for the period January 1, 2017 to July 28, 2017. As the Plan’s assets were previously reported at fair value, the application of the liquidation basis of accounting did not have a material impact on the Plan’s financial statements.